Exhibit 11

                       Computation of Net Income Per Share
               (In thousands, except share and earnings per share)

                                                     For the Quarter Ended
                                                --------------------------------
                                                March 31, 2000    March 31, 1999
                                                --------------    --------------
Net Income Per Share - Basic

Net income applicable to common stock             $  402,000        $  293,000

Weighted average common shares                     1,792,216         1,926,463

Earnings per common share                         $     0.22        $     0.15


Net Income Per Share - Diluted

Net income applicable to common stock             $  402,000        $  293,000

Weighted average common shares                     1,792,216         1,926,463

Dilutive common stock options                          3,319            18,228
                                                  ----------        ----------

Weighted average common shares - diluted           1,795,535         1,944,691

Earnings per common share                         $     0.22        $     0.15

(1) Dilutive common stock options (includes restricted stock under the Company's ISAP plan and options under its stock option plan) are based on the treasury stock method using average market price. The treasury stock method recognizes the use of assumed proceeds upon the exercise of option, and the amount of unearned compensation attributed to future services under the Company's restricted stock plan, including any tax benefits, will be used to purchase the Company's common stock at the average market price during the period.